December 23, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	AmpliPhi Biosciences Corporation
Registration Statement on Form S-1, as amended
File No. 333-193458
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, AmpliPhi Biosciences Corporation, a Washington corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM, New York City time, on December 29, 2014, or as soon thereafter as possible on such date. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

The Company hereby acknowledges that:

•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact the undersigned at (804) 205-5069. Thank you for your assistance and cooperation.

Sincerely,

AMPLIPHI BIOSCIENCES CORPORATION

/s/ David E. Bosher
David E. Bosher
Interim Chief Financial Officer
AmpliPhi Biosciences Corporation

cc:	Stephen B. Thau, Esq., Morrison & Foerster LLP

US: 4870 Sadler Rd, Suite 300, Glen Allen, VA 23060

AU: Unit 7 27 Dale Street, Brookvale 2100 NSW